UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2025

001-36000 (Commission File Number)

XTL Biopharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

26 Ben-Gurion St.

Ramat Gan, Israel, 5257346

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On June 13, 2025, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) on July 21, 2025 at 4:00 p.m. (Israel time) at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel.  The Company originally set June 19, 2025 as the record date for the meeting. As June 19, 2025 is a Federal Holiday, the Company has set a new record date for the meeting, June 18, 2025. In connection with the meeting, the Company furnishes the following amendment documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Meeting describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual and Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual and Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 18, 2025	/s/ Noam Band
Noam Band
Chief Executive Officer

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